EXHIBIT 99.1

For Immediate Release 22-31-TR	Date:	May 10, 2022

Teck to Present at BofA Securities

2022 Global Metals, Mining & Steel Conference May 18, 2022

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) President and Chief Executive Officer Don Lindsay will be participating in a fireside chat at the BofA Securities 2022 Global Metals, Mining & Steel conference on Wednesday, May 18, 2022 at 8:00 a.m. Eastern/5:00 a.m. Pacific time. The investor presentation will include information on company strategy, financial performance, and outlook for the company’s business units.

The fireside chat will be webcast through the following link at: https://bofa.veracast.com/webcasts/bofa/metalsminingsteel2022/idHEAE0W.cfm.

Alternatively, the webcast with supporting slides will be available on Teck’s website at: www.teck.com.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Ellen Lai

Coordinator, Investor Relations

604.699.4257

ellen.lai@teck.com

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com